1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 2, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Announcement of Implementation Results of the Share Exchange, Changes in Shares and
Listing of Shares in Issue in Relation to the Share Exchange and
Merger of Baotou Aluminum Co., Ltd. by Absorption by the Company

The Company and the whole board of directors warrant the truthfulness, accuracy and completeness of the contents of this announcement and that there are no false statements, misrepresentations or material omissions contained herein.

The proposal of Aluminum Corporation of China Limited ("Chalco" or the "Company") in relation to the Share Exchange and Merger of Baotou Aluminum Co., Ltd. (hereafter "This Share Exchange and Merger") has been approved by Zheng Jian Gong Si Zi [2007] No.213 of the China Securities Regulatory Commission. The Share Exchange was completed on 28 December 2007.

Subsequent to This Share Exchange and Merger, the total share capital of the Company increased by 637,880,000 shares (hereafter "New Shares in Issue") to 13,524,487,892 shares.

Changes in the shareholding structure of the Company as a result of This Share Exchange and Merger are as follows:

	Number of Shares	Number of Shares	Number of Shares
Class of Shares	before changes	Subject to changes	after changes

I. Shares subject to trading moratorium
1. Ordinary Shares in RMB (A shares)	7,794,564,567	355,337,368 (Note 1)	8,149,901,935
Total shares subject to trading moratorium	7,794,564,567	355,337,368	8,149,901,935

II. Shares not subject to trading moratorium
1. Ordinary Shares in RMB (A shares)	1,148,077,357	282,542,632	1,430,619,989
2. Non-domestic listed foreign funded shares (H shares)	3,943,965,968	0	3,943,965,968
Total shares not subject to trading moratorium	5,092,043,325	282,542,632	5,374,585,957
Total share capital	12,886,607,892	637,880,000	13,524,487,892

(Note 1: Shareholders of the new circulating A shares subject to trading moratorium are Baotou Aluminum (Group) Co., Ltd. and Guiyang Aluminum and Magnesium Design and Research Institute, which hold 355,337,368 Chalco A Shares in aggregate that may not be disposed of within 36 months from the date of the listing of new shares.)

As at 27 December 2007, shareholdings of the top ten shareholders of A Shares of the Company are as follows:

		Percentage of total
Name of Shareholder	Shares held (shares)	issued shares (Note 2)

Aluminum Corporation of China	5,214,407,195	40.46%
China Cinda Asset Management Corporation	900,559,074	6.99%
China Construction Bank Corporation	709,773,136	5.51%
China Development Bank	554,940,780	4.31%
Guangxi Investment (Group) Co., Ltd.	196,800,000	1.53%
Guangzhou Provincial Materials Development and Investment Corporation	129,430,000	1.00%
Lanzhou Aluminum Factory	79,472,482	0.62%
Bank of China-Harvest Shanghai and Shenzhen 300 Index Fund	9,709,503	0.08%
Lanzhou Economic Information Consultation Co., Ltd	9,181,900	0.07%
Industrial and Commercial Bank of China - Shanghai 50 ETF Securities Investment Fund	7,466,299	0.06%
Total	7,811,740,369	60.62%

(Note 2: Before changes, the percentage of total issued shares was calculated on the basis of original total share capital)

The listing date of the new circulating 282,542,632 A shares not subject to trading moratorium of the Company is 4 January 2008.

The Board of Aluminum Corporation of China Limited
28 December 2007

* For identification only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary